Exhibit 99.1

HONGLI GROUP INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2024	2023
ASSETS	(Unaudited)
Current assets:
Cash and cash equivalents	$930,419	$775,686
Restricted cash	-	39,983
Accounts receivable	6,411,049	6,013,536
Notes receivable	1,882,903	236,654
Inventories, net	2,318,144	2,349,705
Due from related parties - officers	-	342,053
Prepaid expense and other current assets	452,612	1,059,275
Total current assets	11,995,127	10,816,892
Non-current assets
Property, plant and equipment, net	10,771,835	10,752,745
Prepayment for purchase of Yingxuan Assets	5,362,676	5,207,346
Intangible assets, net	4,502,141	4,659,569
Finance lease right-of-use assets, net	57,786	681,845
Deferred tax assets	8,087	10,273
TOTAL ASSETS	$32,697,652	$32,128,670

LIABILITIES
Current liabilities
Short-term loans	$6,613,276	$5,726,841
Accounts payable	1,279,390	1,379,161
Due to related parties	631	-
Income tax payable	17,961	36,708
Finance lease obligation, current	1,141	45,300
Accrued expenses and other payables	420,508	495,032
Total current liabilities	8,332,907	7,683,042

Long-term loans	3,677,777	3,338,075
TOTAL LIABILITIES	12,010,684	11,021,117

SHAREHOLDERS’ EQUITY:
Ordinary shares, $0.0001 par value, 500,000,000 shares authorized, 13,438,750 and 12,238,750 shares issued and outstanding as of June 30, 2024, and December 31, 2023, respectively	1,344	1,224
Additional paid-in capital	10,004,556	8,036,676
Statutory reserve	370,683	370,683
Retained earnings	11,703,357	13,605,705
Accumulated other comprehensive loss	(1,392,972)	(906,735)
TOTAL SHAREHOLDERS’ EQUITY	20,686,968	21,107,553
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$32,697,652	$32,128,670

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

HONGLI GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

FOR THE SIX MONTHS ENDED JUNE 30,

	2024	2023
Revenues, net	$6,962,241	$8,915,111
Cost of revenues	4,659,769	5,869,310
Gross Profit	2,302,472	3,045,801

Operating expenses:
Selling, general and administrative expenses	3,996,714	2,260,806
Total operating expenses	3,996,714	2,260,806

(Loss) income from operations	(1,694,242)	784,995

Other income (expense)
Other income	127,373	445,148
Interest and financing income and (expenses), net	(216,131)	(327,128)
Other gain (loss) and (expenses), net	(107,826)	(41,070)
Total other (expenses) income, net	(196,584)	76,950
(Loss) income before income taxes	(1,890,826)	861,945
Income tax expense	11,522	65,591
Net (loss) income	$(1,902,348)	$796,354

Comprehensive income (loss)
Net (loss) income	$(1,902,348)	$796,354
Other comprehensive income (loss)
Foreign currency translation adjustment	(486,237)	(1,115,176)
Comprehensive loss	$(2,388,585)	$(318,822)

(Net loss) earnings per share
Basic and diluted	$(0.15)	$0.07

Weighted average common shares outstanding
Basic and diluted	12,607,981	11,150,898

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

HONGLI GROUP INC.

UNAUDITIED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2024 AND 2023

	Ordinary Shares
	Number of shares	Amount	Additional paid-in capital	Statutory reserve	Retained earnings	Accumulated other comprehensive income (loss)	Total equity

Balance, December 31, 2023	12,238,750	$1,224	$8,036,676	$370,683	$13,605,705	$(906,735)	$21,107,553
Share-based compensation	1,200,000	120	1,967,880				1,968,000
Net loss for the six months	-	-	-	-	(1,902,348)	-	(1,902,348)
Foreign currency translation adjustment	-	-	-	-	-	(486,237)	(486,237)
Balance, June 30, 2024 (Unaudited)	13,438,750	$1,344	$10,004,556	$370,683	$11,703,357	$(1,392,972)	$20,686,968

	Ordinary Shares
	Number of shares	Amount	Additional paid-in capital	Statutory reserve	Retained earnings	Accumulated other comprehensive income (loss)	Total equity

Balance, December 31, 2022	10,000,000	$1,000	$609,601	$370,683	$12,740,983	$(247,574)	$13,474,693
Initial public offering - March 31, 2023	2,062,500	206	8,249,794	-	-	-	8,250,000
Initial public offering costs	-	-	(1,967,388)	-	-	-	(1,967,388)
Underwriter’s option exercised - May 2, 2023	309,375	31	1,237,469	-	-	-	1,237,500
Exercise costs	-	-	(92,813)	-	-	-	(92,813)
Net income for the six months	-	-	-	-	796,354	-	796,354
Foreign currency translation adjustment	-	-	-	-	-	(1,115,176)	(1,115,176)
Balance, June 30, 2023 (Unaudited)	12,371,875	$1,237	$8,036,663	$370,683	$13,537,337	$(1,362,750)	$20,583,170

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

HONGLI GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Six Months Ended June 30,
	2024	2023

Cash flows from operating activities
Net (loss) income	$(1,902,348)	$796,354
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	427,005	461,341
Allowance for current expected credit losses	48,833	66,277
Write off of construction costs	28,767	-
Amortization of operating lease right-of-use assets	11,583	22,793
Amortization of intangible assets - land use rights	50,521	47,087
Loss (gain) on disposals of property and equipment	76,901	(345,519)
Share-based compensation	1,968,000	-
Deferred tax provision	1,964	-
Changes in operating assets and liabilities:
Accounts receivable	(588,655)	554,182
Notes receivable	(1,663,623)	(377,266)
Inventories	(22,695)	(330,635)
Prepaid expense and other current assets	502,043	(233,634)
Other non-current assets	-	2,166
Due (from) to related parties	(31,246)	3,210
Accounts payable	(77,259)	(1,340,227)
Accrued expenses and other payables	(30,113)	(292,690)
Income tax payable	(18,031)	(75,543)
Net cash used in operating activities	(1,218,353)	(1,042,104)

Cash flows from investing activities
Purchase of property and equipment	(109,325)	(173,181)
Prepayments for purchase of Yingxuan Assets	(277,196)	-
Short-term investment	-	(274,344)
Proceeds from sale of property and equipment	2,772	750,837
Net cash (used in) provided by investing activities	(383,749)	303,312

Cash flows from financing activities
Payments for financing liabilities	(33,264)	(194,002)
Payments for finance leases	(43,949)	(208,115)
Advances from related parties	1,406,772	949,099
Repayments to related parties	(1,038,298)	(542,906)
Borrowings from short term loans	2,773,281	1,842,440
Repayments of short term loans	(1,719,935)	(3,674,772)
Borrowings from long term loans	415,795	4,727,388
Repayments of long term loans	(23,958)	(11,408,398)
Proceeds from initial public offering	-	9,487,500
Disbursements for initial public offering costs	-	(1,343,572)
Net cash provided by (used in) financing activities	1,736,444	(365,338)

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(19,592)	(143,163)

Net change in cash, cash equivalents and restricted cash	114,750	(1,247,293)
Cash, cash equivalents and restricted cash, beginning of the period	815,669	2,114,039
Cash, cash equivalents and restricted cash, end of the period	$930,419	$866,746
Reconciliation of cash, cash equivalents and restricted cash, beginning of the period
Cash, cash equivalents	$775,686	$2,085,033
Restricted cash	39,983	29,006
Cash, cash equivalents and restricted cash, beginning of the period	$815,669	$2,114,039

Reconciliation of cash, cash equivalents and restricted cash, end of the period
Cash, cash equivalents	$930,419	$678,770
Restricted cash	-	187,976
Cash, cash equivalents and restricted cash, beginning of the period	$930,419	$866,746

Supplemental disclosure of cash flow information:
Cash paid for interest expense	$304,769	$409,431
Cash paid for income taxes	$27,589	$330,693

Non-cash investing and financing activities
Right-of-use assets transferred to property and equipment upon exercise of purchase option	$645,402	$482,062
Prepayments applied to property and equipment acquired	$83,833	-
Security deposits applied to lease payments	$-	$33,583

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

HONGLI GROUP INC.

NOTES TO THE UNAUDITED CONDENCED CONSOLIDATED FINANCIAL STATEMENT

NOTE 1 — ORGANIZATION AND NATURE OF OPERATIONS

Hongli Group Inc. (“Hongli Cayman”) was incorporated in Cayman Islands as an exempted company with limited liability on February 9, 2021. Hongli Cayman serves as a holding company and conducts its businesses through its subsidiaries and the consolidated variable interest entity (the “VIE”) and the subsidiaries of the VIE. Hongli Cayman, its subsidiaries, the VIE and the subsidiaries of the VIE are collectively referred to herein as the “Company”, “we”, “our”, “us” or “Hongli Group”, unless specific reference is made to an entity. The Company is engaged in a business in providing solutions, including the manufacturing and selling of customized metal profiles in the People’s Republic of China (“PRC” or “China”). The Company’s on-going research and development, customer support and continuous quality control help its customers remain competitive.

The Company includes the following subsidiaries and the consolidated VIE and the subsidiaries of the VIE in the consolidated financial statements as if the current corporate structure (“restructuring” or “reorganization”) had been in existence throughout the periods presented (see “Reorganization under common control through VIE structure” below):

Name	Date of Organization	Place of Organization
Subsidiaries
Hongli Hong Kong Limited (“Hongli HK”)	March 5, 2021	Hong Kong SAR
Shandong Xiangfeng Heavy Industry Co., Ltd. (“WFOE”)	April 8, 2021	People’s Republic of China(“PRC”)
VIE and Its Subsidiaries
Shandong Hongli Special Section Tube Co., Ltd., (“Hongli Shandong”)	September 13, 1999	PRC
Shandong Maituo Heavy Industry Co., Ltd. (“Maituo”) (1)	May 23, 2019	PRC
Shandong Haozhen Heavy Industry Co., Ltd. (“Haozhen Shandong”) (2)	September 18, 2020	PRC

(1)	Wholly owned subsidiary of Hongli Shandong
(2)	Haozhen Shandong was jointly established by Hongli Shandong and Sungda Tech Co., Ltd., with Sungda Tech holding a 30 % ownership interest in Haozhen Shandong. As of June 30, 2024, Haozhen had not commenced operations, and no portion of income or loss was attributable to the noncontrolling interest in the subsidiary. Therefore, no noncontrolling interest was reported in the unaudited condensed consolidated financial statements for the six months ended June 30, 2024, and December 31, 2023.

Reorganization under common control through VIE structure

The Company does not conduct any substantive operations of its own, rather, it conducts its primary business operations through WFOE, which in turn, conducts its business substantially through Hongli Shandong. Effective power to direct activities of Hongli Shandong was transferred to the Company through the series of contractual arrangements without transferring legal ownership in Hongli Shandong (“restructuring” or “reorganization”). Neither the Company nor any of its subsidiaries have any equity ownership in the VIE and the subsidiaries of VIE. As a result of these contractual arrangements and for accounting reporting purposes, the Company is able to consolidate the financial results of Hongli Shandong and its subsidiaries through WFOE, as the primary beneficiary in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Under the laws and regulations of the PRC, foreign persons and foreign companies are restricted from investing directly in certain businesses within the PRC. Though the business of the PRC operating entities is not within any sensitive sector that PRC law prohibits direct foreign investment in, to avoid the substantial costs and time for regulatory approval to convert the PRC operating entities into wholly foreign owned entities, on April 12, 2021, Hongli Shandong and its shareholders entered into a series of contractual arrangements with WFOE which allows WFOE, the primary beneficiary of the VIE for accounting reporting purposes in accordance with U.S. GAAP, to consolidate the financial results of Hongli Shandong and its subsidiaries.

Agreements that Consolidate the Financial Results of the VIE

Hongli Shandong entered into an exclusive business cooperation and management agreement with WFOE, pursuant to which the WFOE will provide a series of consulting and technical support services to Hongli Shandong and are entitled to consolidate the financial results of Hongli Shandong. The service fee is paid annually. The term of this agreement shall be continuously effective unless mutually terminated by both parties in writing. Hongli Shandong shall not accept any similar consultations and/or services provided by any third party and shall not establish similar corporation relationship with any third party regarding the matters contemplated in the agreement without a written consent from WFOE.

Agreements that Provide Effective Power to Direct Activities of VIE

WFOE entered into an equity interest pledge agreement with Hongli Shandong’s shareholders, who pledged all their equity interests in these entities to WFOE. The equity interest pledge agreement, which was entered into by Hongli Shandong’s shareholders, pledged their equity interests in WFOE as a guarantee for the payment and performance under the exclusive business cooperation and management agreement by Hongli Shandong. WFOE is entitled to certain rights, including the right to sell the pledged equity interests. Pursuant to the equity interest pledge agreement, the shareholders of Hongli Shandong cannot transfer, sell, pledge, dispose of or otherwise create any new encumbrance on their respective equity interest in Hongli Shandong without the prior written consent from WFOE. The equity pledge right will expire upon the termination of the exclusive business cooperation and management agreement between WFOE and Hongli Shandong and a full settlement of service fees related therewith. The equity pledges of Hongli Shandong have been registered with the relevant local branch of the State Administration for Industry and Commerce, or SAIC.

WFOE also entered into an exclusive option purchase agreement with Hongli Shandong’s shareholders. Pursuant to the agreement, the shareholders have granted an irrevocable and unconditional option to WFOE their designees to acquire all or part of such shareholders’ equity interests in Hongli Shandong at its sole discretion, to the extent as permitted by PRC laws and regulations then in effect. The consideration for such acquisition will be equal to the registered capital of Hongli Shandong, and if PRC law requires the consideration to be greater than the registered capital, the consideration will be the minimum amount as permitted by PRC law. The term of this agreement is valid for ten years upon execution of the agreement and may be extended for an additional ten years at WFOE’s election.

Risks in relation to the VIE structure

The Company believes that the contractual arrangements between WFOE and Hongli Shandong are in compliance with the PRC law and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce these contractual arrangements and the interests of the shareholders of Hongli Shandong may diverge from that of the Company and that may potentially increase the risk that they would seek to act contrary to the contractual terms, for example by influencing Hongli Shandong not to pay the service fees when required to do so.

Hongli Cayman’s ability to direct the activities of Hongli Shandong also depends on the power of attorney WFOE has to vote on all matters requiring shareholders’ approval in Hongli Shandong. As noted above, the Company believes this power of attorney is legally enforceable but may not be as effective as direct equity ownership.

In addition, if the legal structure and contractual arrangements were found to be in violation of any existing PRC laws and regulations, the Company may be subject to fines or other actions. The Company does not believe such actions would result in the liquidation or dissolution of the Company, WFOE or Hongli Shandong.

Hongli Cayman, through its subsidiaries, its WFOE and through the contractual arrangements, has (1) the power to direct the activities of Hongli Shandong and its subsidiaries that most significantly affect the VIE and its subsidiaries’ economic performance, and (2) the obligation to absorb losses, or the right to receive benefits from Hongli Shandong and its subsidiaries that could be significant to the VIE and subsidiaries. Accordingly, the Company, through WFOE in which is the primary beneficiary of Hongli Shandong and its subsidiaries for accounting reporting purposes, and has consolidated the financial results of Hongli Shandong and its subsidiaries in accordance with U.S. GAAP.

The accompanying consolidated financial statements present the historical financial position, results of operations and cash flows of Hongli Shandong and its subsidiaries and adjusted for the effects of the corporate restructure as disclosed per above. Accordingly, the accompanying consolidated financial statements have been prepared as if the reorganization had been in existence throughout the periods presented (see Note 16 for the 100 ordinary shares of Hongli Cayman issued on February 9, 2021 in connection with the reorganization and anticipation of the initial public offering (“IPO”) of the Company’s equity security).

The following information of the VIE and VIE’s subsidiaries as a whole as of June 30, 2024 and December 31, 2023 were included in the accompanying unaudited condensed consolidated financial statements of the Company. Transactions between VIE and VIE’s subsidiaries are eliminated in the financial information presented below:

	As of June 30,	As of December 31,
	2024	2023
Assets
Current assets:
Cash and cash equivalents	$863,198	$694,439
Restricted cash	-	39,983
Accounts receivable	6,411,049	6,013,536
Notes receivable	1,882,903	236,654
Inventories, net	2,318,144	2,349,705
Due from parent company	944,282	966,533
Due from a related party	-	342,053
Prepaid expense and other current assets	449,562	1,059,275
Total current assets	12,869,138	11,702,178
Non-current assets
Property, plant and equipment, net	10,771,835	10,752,745
Prepayment for purchase of Yingxuan Assets	5,362,676	5,207,346
Intangible assets, net	4,502,141	4,659,569
Finance lease right-of-use assets, net	57,786	681,845
Deferred tax assets	7,516	10,273
Total Assets	$33,571,092	$33,013,956

Liabilities
Current liabilities
Short-term loans	$6,613,276	$5,726,841
Accounts payable	1,279,391	1,379,161
Due to related parties	29,994	-
Income tax payable	16,358	33,778
Finance lease obligation, current	1,141	45,300
Accrued expenses and other payables	381,796	477,987
Total current liabilities	8,321,956	7,663,067
Long-term loans	3,677,777	3,338,075
Long-term loans - related party	7,932,645	8,122,384
Total Liabilities	$19,932,378	$19,123,526

Net Assets	$13,638,714	$13,890,430

	2024	2023
Revenue for the six months ended June 30,
Revenues, net	$6,962,241	$8,915,111
Gross profit	$2,302,472	$3,045,801
Income from operations	$358,516	$806,809
Net income	$68,547	$791,900

The revenue-producing assets held by the VIE and its subsidiaries comprise 100% of the Company’s unaudited condensed fixed assets, which mainly consist of property, plant, equipment, and intangible assets, including land use rights. The VIE and its subsidiaries contributed 100% of the Company’s unaudited condensed consolidated revenues for the six months ended June 30, 2024, and 2023.

Initial Public Offering

On March 31, 2023, the Company closed its initial public offering (the “Offering”) of 2,062,500 ordinary shares (the “Ordinary Shares”) at a public offering price of $4.00 per share for total gross proceeds of $8.25 million before deducting underwriting discounts and offering expenses. In addition, the Company granted the underwriters a 45-day option to purchase up to an additional 309,375 Ordinary Shares at the public offering price. On May 2, 2023, the underwriter exercised the over-allotment option in full for total gross proceeds of $1,237,500 before deducting underwriting discounts and commissions. The Company’s Ordinary Shares began trading on the Nasdaq Capital Market under the symbol “HLP” on March 29, 2023.

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These interim condensed consolidated financial statements are unaudited. In the opinion of management, all adjustments consisting of normal recurring accruals and disclosures necessary for a fair presentation of these interim condensed consolidated financial statements have been included. The results reported in the unaudited condensed consolidated financial statements for any interim periods are not necessarily indicative of the results that may be reported for the entire year.

The unaudited condensed consolidated financial statements have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”). Certain information and note disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”) have been condensed or omitted pursuant to those rules and regulations, although the Company believes that the disclosures made are adequate to make the information not misleading.

These unaudited condensed consolidated financial statements and accompanying notes should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto included in the Company’s annual report on Form 20-F for the year ended December 31, 2023, filed with the SEC on April 30, 2024. The condensed consolidated balance sheet as of December 31, 2023, included herein has been derived from the audited consolidated financial statements as of December 31, 2023, but does not include all disclosures required by the U.S. GAAP.

The accompanying condensed consolidated financial statements include the financial statements of the Company, its subsidiaries, the VIE. All significant inter-company accounts and transactions have been eliminated on consolidation.

Reclassification

Certain items in the financial statements of comparative period have been reclassified to conform to the financial statements for the current period. The reclassification has no impact on the total assets and total liabilities as of December 31, 2023, or on the statements of operations and comprehensive income (loss) and the statements of cash flows for the six months ended June 30, 2023.

Use of Estimates

In preparing the unaudited condensed consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, the valuation of accounts receivable, inventory write-down, useful lives of property, plant and equipment and intangible assets, valuation allowance of deferred tax assets. Actual results could differ from those estimates.

Related Parties Transactions

A related party is generally defined as (i) any person that holds 10% or more of the Company’s securities and their immediate families, (ii) the Company’s management, (iii) someone that directly or indirectly controls, is controlled by or is under common control with the Company, or (iv) anyone who can significantly influence the financial and operating decisions of the Company. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. The Company conducts business with its related parties in the ordinary course of business. Related parties may be individuals or corporate entities.

Transactions involving related parties cannot be presumed to be carried out on an arm’s-length basis, as the requisite conditions of competitive, free market dealings may not exist. Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm’s length transactions unless such representations can be substantiated. It is not, however, practical to determine the fair value of amounts due from/to related parties due to their related party nature.

Foreign Currency Translation

The Company’s principal country of operations is the PRC. The financial position and results of its operations are determined using RMB, the local currency, as the functional currency. The consolidated financial statements are reported using U.S. Dollars. The results of operations and the statement of cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. As a result, amounts related to assets and liabilities reported on the consolidated statements of cash flows may not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income (loss) included in consolidated balance sheets and statements of changes in shareholders’ equity. Transactions denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing on the transaction dates with any transaction gain and or losses are included in the results of operations as incurred. Gain (loss) from foreign currency transactions recognized and included in the unaudited condensed consolidated statements of operations and comprehensive income for the six months ended June 30, 2024 and 2023 amounted to $7,524 and $64,277, respectively.

The value of RMB against U.S. Dollar may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions. Any significant revaluation of RMB may materially affect the Company’s consolidated financial condition in terms of reporting. The following table outlines the currency exchange rates that were used in the consolidated financial statements:

	June 30,	June 30,	December 31,
	2024	2023	2023
1 US$ = RMB
Spot rate	7.2672	7.2513	7.0999
Average rate	7.2151	6.9256	7.0809

Fair Value Measurement

The fair value of a financial instrument is defined as the exchange price that would be received from an asset or paid to transfer a liability (as exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. The carrying amounts of financial assets and liabilities, such as cash and cash equivalents, time deposits, accounts receivable, and other current assets, accounts payable, short-term bank borrowings and other current liabilities, approximate their fair values because of the short maturity of these instruments and market rates of interest.

ASC 825-10 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1	—	Quoted prices in active markets for identical assets and liabilities.

●	Level 2	—	Quoted prices in active markets for similar assets and liabilities, or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

●	Level 3	—	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The Company considers the carrying amount of its financial assets and liabilities, which consist primarily of cash and cash equivalents, notes receivable, accounts receivable, net, inventories, net, prepaid expense and other current assets, accounts payables, income tax payable, accrued expenses and other current liabilities and short-term loans approximate the fair value of the respective assets and liabilities as of June 30, 2024 and December 31, 2023 owing to their short-term or present value nature or present value of the assets and liabilities.

Earnings per Share

Under the provisions of ASC 260, “Earnings Per Share”, basic earnings per share is computed by dividing net income attributable to common shareholders by the weighted average number of ordinary shares outstanding for the periods presented. Diluted income per share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares or resulted in the issuance of ordinary shares that would then share in the income of the company, subject to anti- dilution limitations.

	June 30, 2024	June 30, 2023
Numerator for earnings per share:
Net income (loss) attributable to the Company’s ordinary shareholders	$(1,902,348)	$794,354
Denominator for basic and diluted earnings per share:
Basic and weighted average ordinary shares	12,607,981	11,150,898
Per share amount
Per share - basic and diluted	$(0.15)	$0.07

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, cash accounts, interest-bearing savings accounts and time certificates of deposit with a maturity of three months or less when purchased. The Company considers all highly liquid investment instruments with an original maturity of three months or less from the date of purchase to be cash equivalents. The Company maintains most of the bank accounts in the PRC.

Restricted Cash

Restricted cash consists of cash deposited with the PRC bank and used as collateral to secure the Company’s note receivable payments. In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, which requires entities to present the aggregate changes in cash, cash equivalents, restricted cash and restricted cash equivalents in the statement of cash flows. As a result, the statement of cash flows will be required to present restricted cash and restricted cash equivalents as a part of the beginning and ending balances of cash and cash equivalents. The Company adopted the updated guidance and presented restricted cash within the ending cash, cash equivalents, and restricted cash balance on the Company’s consolidated statement of cash flows for the periods presented.

Accounts Receivable

Accounts receivable are recognized and carried at original invoiced amount less an estimated allowance expected credit losses. ASU No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), which requires the measurement and recognition of expected credit losses to all financial assets held at amortized cost. CECL model requires measurement of the expected credit loss even if that risk of loss is remote. Management believes that historical collection information is a reasonable base on which to determine expected credit losses because the composition of the accounts receivables at the reporting date is consistent with that used in developing the historical credit-loss percentages. That is, the similar risk characteristics of the customers and its payment practices have not changed significantly over time. However, the foreseeable economic conditions will have a significant impact on our collectability of the accounts receivable. The Management believes that the loan prime rate (LPR) is an useful indicator to reflect the future cost of the credit and the trend of economic at the time of reporting. The Company combined treasury bill rate and our historical loss rate to determine the rates of expected estimated credit losses. The accounts receivable sharing similar risk characteristics be pooled when the CECL is calculated.

Inventories, Net

Inventories are stated at the lower of cost or net realizable value. Cost is determined on the weighted average basis. Work-in- progress inventories consist of raw materials, direct labor and overhead associated with the manufacturing process. Finished goods included inventory finished in the Company’s own warehouse and goods in transit, which has not met the criteria of revenue recognition. The Company periodically assesses the recoverability of all inventories to determine whether adjustments are required to record inventories at the lower of cost or net realizable value. Inventories that the Company determines to be obsolete or in excess of forecasted usage are reduced to its estimated realizable value based on assumptions about future demand and market conditions. A write down of potentially obsolete or slow-moving inventory is recorded based on management’s analysis of inventory levels.

Deferred Offering Costs

Deferred offering costs consist principally of all direct offering costs incurred by the Company, such as underwriting, legal, accounting, consulting, printing, and other registration related costs in connection with the initial public offering (“IPO”) of the Company’s ordinary shares. Such costs are deferred until the closing of the offering, at which time the deferred costs are offset against the offering proceeds. In the event the offering is unsuccessful or aborted, the costs will be expensed. The Company consummated its IPO on March 31, 2023 and the underwriter exercised the over-allocation option on May 2, 2023. The deferred offering costs incurred in connection with the IPO and the underwriter’s option exercised have been charged to additional capital.

Property, Plant and Equipment, Net

Property, plant and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets with a 5% residual value. The estimated useful lives are as follows:

Estimated Useful Life
Buildings	30 years
Machinery equipment	10 years
Vehicles	4 - 5 years
Office equipment	5 years
Tools	3 - 5 years
Electronic devices	3 - 5 years

The cost and related accumulated depreciation and amortization of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the consolidated statements of operations and comprehensive income. Expenditures for maintenance and repairs are charged to earnings as incurred, while additions, renewals and betterments, which are expected to extend the useful life of assets, are capitalized. The Company also re-evaluates the periods of depreciation and amortization to determine whether subsequent events and circumstances indicate a change in estimates of useful lives.

Intangible Assets, Net

Intangible assets are stated at cost, less accumulated amortization. Amortization expense is recognized on the straight-line basis over the estimated useful lives of the assets. All land in the PRC is owned by the government; however, the government grants “land use rights.” The Company has obtained rights to use various parcels of land for between 42 and 46 years. The Company amortizes the cost of the land use rights over their useful life using the straight-line method.

Impairment for Long-Lived Assets

Long-lived assets, including property, plant and equipment and intangible with finite lives are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognize an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company would reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. There was no impairment of long-lived assets recognized for the six months ended June 30, 2024 and 2023, respectively.

Lease Commitments

The Company has adopted the new lease standard, ASC 842, Leases (Topic 842) for all periods presented. The Company elected the package of practical expedients permitted under the transition guidance within ASC Topic 842, which among other things, allows the Company to carry forward certain historical conclusions reached under ASC Topic 840 regarding lease identification, classification, and the accounting treatment of initial direct costs. The Company elected not to record assets and liabilities on its consolidated balance sheets for any new or existing lease arrangements with lease terms of twelve months or less. The Company recognizes lease expenses for such leases on a straight-line basis over the lease term. In addition, the Company elected the land easement transition practical expedient and did not reassess whether an existing or expired land easement is a lease or contains a lease if it has not historically been accounted for as a lease. The Company elected the transition method which allows entities to initially apply the requirements by recognizing a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption.

The initial lease liability is equal to the future fixed minimum lease payments discounted using the Company’s incremental borrowing rate, on a secured basis. The lease term includes optional renewal periods and early termination payments when it is reasonably certain that the Company will exercise those rights. The initial measurement of the ROU asset is equal to the initial lease liability plus any initial direct costs and prepayments, less any lease incentives.

In cases of sale and leaseback transactions, if the transfer of the asset to the lessor does not qualify as a sale, then the transaction constitutes a failed sale and leaseback and is accounted for as a financing transaction. For a sale to have occurred, the control of the asset would need to be transferred to the lessor, and the lessor would need to obtain substantially all the benefits from the use of the asset. The Company has entered into a sale and leaseback transaction which qualified as failed sale and leaseback transaction as the Company has a purchase obligation to acquire the machinery at the end of the lease term. The asset has been included in the property, plant and equipment, and the amortization is computed based on the shorter of the financing terms or the estimated useful life.

Revenue Recognition

The Company has adopted the new revenue standard, ASC 606, Revenue from Contracts with Customers (Topic 606) for all periods presented. Under ASC 606, the Company recognizes revenue when a customer obtains control of promised goods, in an amount that reflects the consideration which the Company expects to receive in exchange for the goods. To determine revenue recognition for arrangements within the scope of ASC 606, the Company performs the following five steps: (1) identify the contracts with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when or as the entity satisfies a performance obligation. The Company applies the five-step model to contracts when it is probable that the entity will collect the consideration it is entitled to in exchange for the goods it transfers to the customer. Revenue is recognized net of value-added tax.

The Company’s revenue is principally derived from sales of products in domestic and overseas markets. Revenue is recognized at the point in time when the performance obligation has been satisfied and control of the products have been transferred to the customers, which generally occurs upon shipment for overseas customers and acceptance for domestic customers based on the terms of the sales contracts.

Revenue is measured by the transaction price, which is defined as the amount of consideration the Company expects to receive in exchange for selling products to customers. The Company does not offer or agree on terms that result in variable consideration during the periods presented. Amounts billed and due from customers are short term in nature and are classified as receivables since payments are unconditional and only the passage of time is required before payments are due. The Company does not grant payment terms greater than one year. Additionally, the Company does not offer promotional payments, customer coupons, rebates or other cash redemptions offers to its customers.

The Company does not have any contract asset. Contract liabilities are recorded when consideration is received from a customer prior to transferring the control of goods to the customer or other conditions under the terms of a sales contract. As of June 30, 2024 and December 31, 2023, the Company recorded contract liabilities, included in accrued expenses and other payables, of $203,018 and $178,135, respectively. The Company recognized $18,733 and $37,070 of beginning contract liabilities as revenue for the six months ended June 30, 2024 and 2023, respectively. The Company is expected to recognize the June 30, 2024’s ending contract liabilities of $203,018 in the next twelve months ending June 30, 2025 as revenues.

The Company’s net revenue segregated by geographic regions is as follows:

	For the Six Months Ending June 30,
	2024	2023
PRC	$6,026,009	$6,724,804
Overseas	936,232	2,190,307
Total	$6,962,241	$8,915,111

Value Added Tax

Hongli Shandong and its subsidiaries are subject to a VAT of 13% for its business practice. The amount of VAT liability is determined by applying the applicable tax rate to the invoiced amount of the product sold. The Company reports revenue net of PRC’s VAT for all the periods presented on the consolidated statements of operations and comprehensive income.

Cost of Revenues

Amounts recorded as cost of revenue relate to direct expenses incurred in order to generate revenue. Such costs are recorded as incurred. Cost of revenues consists of product costs, including costs of raw material, contract manufacturers for production, shipping and handling costs, manufacturing and tooling equipment depreciation.

Research and Development Expenses

Research and development expenses consist primarily of salary and welfare for research and development personnel, consulting and contractor expenses, testing and tooling materials and other expenses associated with research and development personnel. The Company recognizes research and development expenses as expenses when incurred. Research and development expenses were $434,687 and $643,691 for the six months ended June 30, 2024 and 2023, respectively.

Sales and Marketing Expenses

Sales and marketing expenses consist primarily of salary and welfare for sales and marketing personnel, promotion and marketing expenses and other expenses associated with sales and marketing personnel. The Company recognized $258,856 and $310,791 of sales and marketing expenses for the six months ended June 30, 2024 and 2023, respectively.

Income Taxes

The Company follows the liability method of accounting for income taxes in accordance with ASC 740 (“ASC 740”), Income Taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Company records a valuation allowance to offset deferred tax assets if based on the weight of available evidence; it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rate is recognized in tax expense in the period that includes the enactment date of the change in the tax rate.

The Company accounted for uncertainties in income taxes in accordance with ASC 740. Interest and penalties related to unrecognized tax benefit recognized in accordance with ASC 740 are classified in the consolidated statements of operations and comprehensive income as income tax expense. No such expenses incurred during the six months ended June 30, 2024 and 2023.

Government Subsidy

Government grants include cash subsidies as well as other subsidies received from various government agencies by the subsidiaries of the Company. Such subsidies are generally provided as incentives from the local government to encourage the expansion of local business. The government grant is recognized in the consolidated statements of income and comprehensive income when the relevant performance criteria specified in the grant are met, for instance, locating contact centers in their jurisdictions or helping local employment needs. The government subsidy granted to the Company was $91,925 and $0 for the six months ended June 30, 2024 and 2023, respectively and included in other income in the consolidated statements of operations and comprehensive income.

Statutory Reserves

The Company’s PRC subsidiaries are required to make appropriations to certain non-distributable reserve funds.

In accordance with China’s Company Laws, the Company’s PRC subsidiary that are Chinese companies, must make appropriations from their after-tax profit (as determined under the Accounting Standards for Business Enterprises as promulgated by the Ministry of Finance of the People’s Republic of China (“PRC GAAP”)) to non-distributable reserve funds including (i) statutory surplus fund and (ii) discretionary surplus fund. The appropriation to the statutory surplus fund must be at least 10% of the after- tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the respective company. Appropriation to the discretionary surplus fund is made at the discretion of the respective company.

Pursuant to the laws applicable to China’s Foreign Investment Enterprises, the Company’s subsidiaries that are foreign investment enterprises in China have to make appropriations from their after-tax profit (as determined under PRC GAAP) to reserve funds including (i) general reserve fund, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of the respective company. Appropriations to the other two reserve funds are at the respective company’s discretion. The use of the general reserve fund, statutory surplus fund and discretionary surplus fund are restricted to the offsetting of losses to increase the registered capital of the respective company. These reserves are not allowed to be transferred out as cash dividends, loans or advances, nor can they be distributed except under liquidation.

Comprehensive Income

Comprehensive income is comprised of net income and all changes to the statements of shareholders’ equity, except those due to investments by shareholders, changes in paid-in capital and distributions to shareholders. For the Company, comprehensive income for the years ended June 30, 2024 and 2023 consisted of net income and unrealized gain (loss) from foreign currency translation adjustment.

Segment Reporting

The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. The Company’s chief operating decision maker has been identified as the chief executive officer of the Company who reviews financial information of separate operating segments based on U.S. GAAP. The chief operating decision maker now reviews results analyzed by customer. This analysis is only presented at the revenue level with no allocation of direct or indirect costs. Consequently, the Company has determined that it has only one operating segment.

Recently Issued Accounting Pronouncements

The Company considers the applicability and impact of all ASUs. Management periodically reviews new accounting standards that are issued and assesses the impacts on the Company’s consolidated financial position and/or results of operations.

In December 2023, the Financial Accounting Standards Board (FASB or Board) issued Accounting Standards Update (ASU) 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (ASU 2023-09). The ASU focuses on income tax disclosures around effective tax rates and cash income taxes paid. ASU 2023-09 largely follows the proposed ASU issued earlier in 2023 with several important modifications and clarifications. Key features of ASU 2023-09 include: rate reconciliation disclosures, disaggregate income taxes paid by federal, state, and foreign jurisdictions, and removes the need for certain disclosures previously required. ASU 2023-09 is effective for public business entities for annual periods beginning after December 15, 2024 (generally, calendar year 2025) and effective for all other business entities one year later; early adoption is permitted. Entities should adopt this guidance on a prospective basis, though retrospective application is permitted. The adoption of ASU 2023-09 is not expected to have a material impact on the Company’s financial statements and disclosures.

The Company does not believe other recently issued but not yet effective accounting standards would have a material effect on its consolidated financial position, statements of operations and cash flows.

NOTE 3 — ACCOUNTS RECEIVABLE

Accounts receivable consisted of the following:

	June 30,	December 31,
	2024	2023
Accounts receivable, gross	$6,511,090	$6,066,309
Less: allowance for current expected credit loss	(100,041)	(52,773)
Accounts receivable, net	$6,411,049	$6,013,536

Age of accounts receivable	Current	31-60 days	61-90 days	91-120 days	121-180 days	181-270 days	271-360 days	Over 360 days
Historical loss rate	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%	0.000%
Adjustment	0.439%	0.878%	1.350%	1.703%	2.555%	3.645%	4.860%	4.860%
CECL rate	0.439%	0.878%	1.350%	1.703%	2.555%	3.645%	4.860%	4.860%

As of June 30, 2024 and December 31, 2023, accounts receivable due from Weichai LOVOL Heavy Industry Co. Ltd (“LOVOL”) recorded at approximately $1.1 million (or RMB 7.8 million), was pledged as collateral to secure the working capital loan of $743,065 (RMB 5.4 million) as of June 30, 2024, and $760,547 (RMB 5.4 million) as of December 31, 2023, from Industrial Bank Co., Ltd (“IBC”) (see Note 9).

NOTE 4 — NOTES RECEIVABLES

Notes receivable consisted of the following bank acceptance notes:

	June 30,	December 31,
	2024	2023
Due in the first quarter of 2024	$-	$70,830
Due in the second quarter of 2024	-	165,824
Due in the third quarter of 2024	461,314	-
Due in the fourth quarter of 2024	1,421,589
Total	$1,882,903	$236,654

Notes receivables are received from customers for the purchase of the Company’s products and are issued by financial institutions that entitle the Company to receive the full-face amounts from the financial institution at maturity, which bears no interest and generally ranges from six to twelve months from the date of issuance.

NOTE 5 — INVENTORIES, NET

Inventories, net consisted of the following:

	June 30,	December 31,
	2024	2023
Raw materials	$443,053	$434,179
Work in progress	1,723,788	1,688,000
Finished goods	151,303	227,526
Subtotal	2,318,144	2,349,705
Reserve for obsolete inventory	-	-
Total	$2,318,144	$2,349,705

The write-down in the value of inventory was based on the management’s specific analysis of future product cycle and was included in the cost of revenues.

NOTE 6 — PREPAID EXPENSE AND OTHER CURRENT ASSETS

The current portions of prepaid expense and other current assets consist of the following:

	June 30,	December 31,
	2024	2023
Prepaid operating cost	$336,526	$978,444
Prepaid service cost	97,684	52,363
Others	18,402	28,468
Total	$452,612	$1,059,275

NOTE 7 — PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consisted of the following:

	June 30,	December 31,
	2024	2023
Buildings	$7,654,446	$7,135,962
Machinery equipment and tools	6,133,717	5,545,278
Electronic devices	97,294	98,839
Office equipment	21,147	21,645
Vehicles	326,323	315,714
Construction in progress	302,882	1,084,596
Subtotal	14,535,809	14,202,034
Less: accumulated depreciation	(3,763,974)	(3,449,289)
Total	$10,771,835	$10,752,745

Depreciation expenses for the six months ended June 30, 2024 and 2023 amounted to $427,005 and 461,341, respectively, of which $361,841 and $407,843 were included in cost of revenues, respectively, and of which $65,164 and $53,498 were included selling, general and administrative expenses, respectively.

During the six months ended June 30, 2024, the Company disposed of portions of its manufacturing buildings, resulting in cash proceeds of $2,772 (RMB 20,000). As a result, fixed asset costs totaling $158,313 (RMB 1.1 million) and accumulated depreciation of $78,958 (RMB 0.6 million) were removed from the Company’s records. This transaction resulted in a net loss of $76,901 (net of VAT $318) being recorded.

During the six months ended June 30, 2023, the Company disposed of portions of its manufacturing buildings, resulting in cash proceeds of approximately $2.2 million (RMB 15.2 million), with $1.5 million received in 2022 and $0.7 million in 2023. As a result, fixed asset costs totaling $2.8 million (RMB 20.1 million) and accumulated depreciation of $1.1 million (RMB 7.8 million) were removed from the Company’s records. This transaction resulted in a net gain of $345,519 (net of VAT) being recorded.

As of June 30, 2024 and December 31, 2023, certain properties were pledged as collaterals to secure the Company’s bank loans from Rural Commercial Bank of Shandong and Bank of Weifang (see Note 9).

During the six months ended June 30, 2024 and 2023, respectively, the Company did not record impairment to its property, plant and equipment.

NOTE 8 — INTANGIBLE ASSETS, NET

Intangible assets consisted of the following:

	June 30,	December 31,
	2024	2023
Land use rights	$4,650,950	$4,760,543
Less: accumulated amortization	(148,809)	(100,974)
Intangible assets, net	$4,502,141	$4,659,569

Amortization expense of intangible assets for the six months ended June 30, 2024 and 2023 amounted to $50,521 and $47,087, and of which $38,764 and $33,791 were included in cost of revenues, respectively, and of which $11,757 and $13,296 were included selling, general and administrative expenses, respectively.

As of June 30, 2024 and December 31, 2023, certain land use rights were pledged as collaterals to secure the Company’s bank loan from Bank of Weifang (see Note 9).

During the six months ended June 30, 2024 and 2023, respectively, the Company had no impaired intangible assets.

During the six months ended June 30, 2023, the Company sold part of its manufacturing buildings with a net gain of $345,519 (see Note 7). A piece of land use right was sold with the sale of manufacturing buildings. Consequently, land cost of $845,377 and accumulated amortization of $237,446 were removed from the intangible assets.

Amortization of intangible assets attributable to future periods as of June 30, 2024 is as follows:

Twelve months ended	Amortization Amount
June 30, 2025	$100,312
June 30, 2026	100,312
June 30, 2027	100,312
June 30, 2028	100,312
June 30, 2029	100,312
Thereafter	4,000,581
Total	$4,502,141

NOTE 9 — LOANS

Loans represent amounts due to various banks and financial institutions on scheduled payment dates set out in the loan agreements.

These loans are secured by collaterals or guarantees and are classified as short term or long term based on their respective maturities.

Short-term loans

Short-term loans consisted of the following:

		June 30,	December 31,
	Financial Institutions	2024	2023
1	Rural Commercial Bank of Shandong	$688,023	$704,235
2	Postal Savings Bank of China	688,023	704,235
3	Industrial and Commercial Bank of China	-	633,812
4	Bank of Beijing	412,814	845,082
5	Bank of Rizhao	-	690,151
6	Industrial Bank	743,065	760,574
7	Agricultural Bank of China	1,321,004	1,352,132
8	Bank of Beijing	550,418	-
9	Weihai City Commercial Bank	1,100,837	-
10	Bank of Rizhao	1,100,836	-
	Add: current portion of long-term loans	8,256	36,620
	Total	$6,613,276	$5,726,841

For the six months ended June 30, 2024 and the year ended December 31, 2023, the Company entered into various credit line and loan agreements with the aforementioned banks and financial institutions for an aggregated amount of approximately $6.61 million (excluded the current portion of long-term loans) and $5.69 million (excluded the current portion of long-term loans), respectively. Interest rates for the loans outstanding during the six months ended June 30, 2024 ranged from 2% to 6.29% per annum. Interest rate for the year ended December 31, 2023 ranged from 2.00% to 6.80% per annum. Substantially all outstanding short-term loans are guaranteed by the CEO and the family members of the CEO, companies owned by those family members, and certain third-party companies.

(1)	On November 22, 2023, the Company obtained a short-term loan of $704,235 (RMB 5,000,000) from the Rural Commercial Bank of Shandong (“RCBS”). The loan bears interest of 4.35% per annum and is due by November 21, 2024. The use of loan proceeds is restricted to purchasing raw materials for production. Security for this loan was provided through the pledging of various patents valued at $2.25 million (RMB 16,000,000). Additionally, CEO and three family members have provided personal guarantees for this loan. The loan balance was $688,023 as of June 30, 2024, with the change in balance resulting from fluctuations in the foreign exchange rate during 2024.

(2)	On November 30, 2022, the Company and two of its related parties, jointly entered into a line of credit loan agreement with Postal Savings Bank of China (“PSBC”), which allow the Company to borrow revolving loans of $704,235 (RMB 5,000,000) from PSBC. The revolving loan bears interest of 5% per annum and is to expire on November 29, 2024. The revolving loan needs to be repaid in one year from the borrowing and only can be used as working capital for production. The loan balance was $688,023 as of June 30, 2024, with the change in balance resulting from fluctuations in the foreign exchange rate during 2024.

(3)	On March 9, 2023, the Company obtained a short-term small business loan of $633,812 (RMB 4,500,000) from the Industrial and Commercial Bank of China (“ICBC”). The loan bears interest of 4.35% per annum and is due by March 8, 2024. The use of loan proceeds was designated for working capital. The loan was also guaranteed by the two family members of the CEO. The Company repaid the loan in full amount on March 8, 2024.

(4)	On January 6, 2023, the Company obtained a $422,541 (RMB 3,000,000) short-term loan from the Bank of Beijing. The loan bore an interest of 4.3% per annum and was set to mature on January 6, 2024. The Company repaid this loan in full on January 5, 2024. On December 29, 2023, the Company acquired a second $422,541 (RMB 3,000,000) short-term loan from the Bank of Beijing. The loan bears interest of 4.30% per annum and is to mature on December 28, 2024. The use of loan proceeds is restricted to working capital for production. The loan is guaranteed by two family members of the CEO. Land use rights and construction in progress valued at $1.94 million (RMB14,000,000) was pledged to secure this short-term loan. (see Note 7)

(5)	On February 14, 2023, the Company obtained $704,235 (RMB 5,000,000) from the Bank of Rizhao. Among $704,235, $140,847 (RMB 1,000,000) was a short-term loan for working capital only, $563,388 (RMB 4,000,000) was a short-term loan for purchase raw materials only. This loan, with an interest rate of 5.50% per annum, is set to mature on February 14, 2024. To secure the loan, the Company pledged real properties valued at $2.09 million (RMB 14,805,100). Moreover, CEO and three other family members of the CEO have provided personal guarantees for this loan. During January and February of 2024, the Company repaid full amount of the loan balance $674,262 (RMB 4,900,000).

(6)	On August 14, 2023, the Company secured a short-term loan amounting to $760,574 (RMB 5,400,000) from IBC. This loan bore an interest rate of 5.4% per annum, was due for repayment on August 13, 2024. The funds obtained from this loan were earmarked exclusively for the Company’s working capital needs, particularly to support production activities. To secure the loan, the Company pledged accounts receivable valued at $1.10 million (RMB 7,800,000). Additionally, a family member of the CEO provides a personal guarantee for this financial obligation. (Refer to Note 3 for further details). The Company repaid the loan in full amount on August 7, 2024.

(7)	On October 21, 2023, the Company obtained a $1,352,132 (RMB 9,600,000) short-term loan from the Agricultural Bank of China (“ABC”) This loan, with an interest rate of 3.80% per annum, is set to mature on September 21, 2024. The proceeds from this loan are designated solely for the purchase of raw materials for production purposes. To secure the loan, the Company pledged real properties valued at $2.09 million (RMB 14,805,100). Moreover, a family member of the CEO has provided personal guarantees for this loan.

(8)	On January 23, 2024, the Company secured a $550,418 (RMB 4,000,000) short-term loan from the Bank of Beijing. The loan carries an interest rate of 3.7% per annum and is scheduled to mature on January 22, 2025. The proceeds from this loan are designated for working capital to support production activities. The loan is guaranteed by the CEO and a family member. Additionally, land use rights and construction in progress, valued at $1.94 million (RMB 14,000,000), have been pledged as collateral to secure the loan.

(9)	On February 29, 2024, the Company secured a short-term loan amounting to $1,100,837 (RMB 8,000,000) from the Weihai City Commercial Bank. The proceeds from this loan are designated solely for purchasing raw materials. The loan carries an interest rate of 3.75% per annum and is set to mature on February 25, 2025. The CEO and three family members of the CEO have provided personal guarantees for this loan.

(10)	On April 17, 2024, the Company acquired a short-term loan amounting to $1,100,836 (RMB 8,000,000) from the Bank of Rizhao. The proceeds from this loan are designated solely for purchasing raw materials. The loan, with an interest rate of 3.7% per annum, is set to mature on April 10, 2025. To secure the loan, the Company pledged real estate valued at $665,429 (RMB 4,835,808). Additionally, the CEO and three family members of the CEO have provided personal guarantees for this loan.

Interest expense pertaining to the above short-term loans for the six months ended June 30, 2024 and 2023 amounted to approximately $128,00 and $133,000, respectively, which included in the financing expenses in the Company’s unaudited condensed consolidated statements of operations and comprehensive income. The weighted average interest rate for short-term loans was 4.24% and 5.02% for the six months ended June 30, 2024 and 2023.

Long-term loan

On April 23, 2023, the Company entered into a loan agreement with the Bank of Weifang, securing approximately $1.41 million (RMB 10 million) aimed at bolstering working capital. The loan, bearing a 4.0% annual interest rate, is scheduled for maturity on April 22, 2026. The repayment plan is organized into five equal semi-annual installments of $13,760 (RMB 100,000) each, culminating in a balloon payment of $1.34 million (RMB 9.5 million) at the term’s end. As security for the loan, the company has pledged real estate worth $1.41 million (RMB 10 million). Additionally, personal guarantees have been provided by Mr. Yuanqin Liu and two other individuals. During 2023, the Company repaid a total of $1.27 million (RMB 9 million), resulting in a remaining loan balance of approximately $138,000 (RMB 1 million) as of June 30, 2024.

On May 10, 2023, the Company entered into a loan agreement with the Bank of Weifang, securing approximately $1.27 million (RMB 9 million) aimed at bolstering working capital. The loan, bearing a 4.0% annual interest rate, is scheduled for maturity on April 22, 2026. The repayment plan is organized into five equal semi-annual installments of $2,752 (RMB 20,000) each, culminating in a balloon payment of $1.25 million (RMB 8.9 million) at the term’s end. As security for the loan, the company has pledged real estate worth $1.41 million (RMB 10 million). Additionally, personal guarantees have been provided by Mr. Yuanqin Liu and three other individuals. The loan balance is approximately $1,227,000 (RMB 8.9 million) as of June 30, 2024.

On April 28, 2023, the Company entered into a loan agreement with the Rural Commercial Bank of Shandong, securing approximately $1.97 million (RMB 14 million) aimed at bolstering working capital. The loan, bearing a 4.1% annual interest rate, is scheduled for maturity on April 27, 2026. The repayment plan is organized into six equal semi-annual installments of $1,376 (RMB 10,000) each, culminating in a balloon payment of $1.96 million (RMB 13.94 million) at the term’s end. As security for the loan, the company has pledged real estate worth $4.35 million (RMB 30.85 million). Additionally, personal guarantees have been provided by Mr. Yuanqin Liu and three other individuals. The loan balance is approximately $1,920,000 (RMB 14.0 million) as of June 30, 2024.

On December 21, 2022, the Company entered into a loan agreement with Bank of Weifang to borrow approximately $10.1 million (RMB 70 million) for the acquisition of Yingxuan Assets. The loan had a fixed 35-month term with a maturity date on November 4, 2025, and bore an annual interest rate of 6.8%. The loan was required to be repaid in 6 semi-annually instalment payments within the loan terms. The loan was guaranteed by the CEO and the family members of the CEO, and certain third-party company. In addition, the Company pledged its properties and land use rights recorded at approximately $6.5 million and $4.3 million as collaterals to secure this loan, respectively. The loan was subsequently fully repaid in April 2023 without penalty of prepayment of the date thereof.

On January 30, 2024, the Company secured three 24-month loans totaling $412,814 (RMB 3.0 million) from Shenzhen Qianhai WeBank Co., Ltd. The proceeds from these loans are designated solely for working capital. The loans carry an interest rate of 6.2856% per annum and are set to mature on February 1, 2026. The CEO has provided personal guarantees for these loans. The loan balance is approximately $393,000 (RMB 2.9 million) as of June 30, 2024.

The future maturities of the long-term loan as of June 30, 2024 were as follows:

For the twelve months ended June 30,	Future Repayment
2025	$8,256
2026	3,677,777
Thereafter	-
Total	$3,686,033

Interest expense pertaining to the above loan for the six months ended June 30, 2024 and 2023 amounted to approximately $155,000 and $241,000, respectively, which included in the financing expenses in the Company’s consolidated statements of operations and comprehensive income.

NOTE 10 — SECURITY DEPOSIT RECEIVED FOR SALES OF ASSETS

On April 1, 2023, the Company entered into a final assets transfer agreement with Changle Youyi Plastic Technology Co., Ltd. (“Changle Youyi”), pursuant to which the Company will sell its old factory, including the land use right of one parcel of industrial land, factory buildings, machinery equipment and tools (collectively, the “Old Factory Assets”) for a total consideration of approximately RMB12.5 million (approximately $1.8 million). As the intention for such purchase, Changle Youyi paid security deposit of RMB10.0 million (approximately $1.4 million) in December 2022, and the amount was recorded as security deposit received for sales of assets on the balance sheet as of December 31, 2022.

The sale of Old Factory Assets was completed in May 2023. The Company received the remaining sales consideration of $2.1 million in 2023. Initial fixed assets costs of $2.8 million with accumulated depreciation of $1.1 million were eliminated from the Company’s book. This transaction resulted in a realized gain of $0.3 million.

NOTE 11 — ACCRUED EXPENSES AND OTHER PAYABLES

Accrued expenses and other payables consisted of the following:

	June 30,	December 31,
	2024	2023
Salary and welfare payable	$131,851	$125,426
VAT and other taxes payables	42,157	56,110
Interest payable	21,796	44,597
Deferred revenue	203,018	178,135
Other accrued expenses	21,686	90,764
Total	$420,508	$495,032

Failed sale and leaseback

In 2021 and 2022, the Company engaged in three sale and leaseback transactions involving the 2-year leasing of four pieces of machinery. These agreements provided the Company with an option to buy the machinery at the lease’s conclusion for RMB100, a price significantly below market value. Upon reviewing the value of the assets at the end of the lease term and comparing it to the nominal purchase price, management determined that it was highly likely the Company would exercise this purchase option. As a result, these transactions do not meet the criteria for sale and leaseback transactions and are instead treated as financing arrangements by the Company.

The current portion of these financing liabilities were $11,161 and $44,244, respectively as of June 30, 2024 and December 31, 2023. The short-term financing liabilities are included in the caption of “Other accrued expenses”. The non-current portion of $0 and $0 as of June 30, 2024 and December 31, 2023, respectively.

NOTE 12 — LEASES

The Company entered into several lease agreements to lease machineries to facilitate its manufacturing. The original lease terms range from 13 months to three years. The lease granted the Company an option to purchase the underlying asset at the end of the lease term at a consideration of RMB0 or RMB100. The Company assessed the purchase price in relation to the value of the leased assets and accounted for the leases as finance leases.

Finance lease right-of-use assets and liability were as follows:

	June 30,	December 31,
	2024	2023
Finance lease right-of-use assets	$57,786	$681,845

Finance lease liabilities, current	$1,141	$45,300
Finance lease liabilities, non-current	-	-
Total	$1,141	$45,300

Weighted-average remaining lease term (years)	0.33	0.46
Weighted-average discount rate	6.12%	5.84%

During six months ended June 30, 2024 and 2023, right-of-use assets valued at $645,402 and $482,062 were transferred to property and equipment upon paid off of leases, respectively.

The Components of lease expenses were as follows:

	For the Six Months Ended June 30,
	2024	2023
Finance Lease Cost:
Amortization of right-of-use assets	$11,583	$22,793
Interest on lease liabilities	523	7,182
Total finance lease cost	$12,106	$29,975

The following table summarizes the maturity of our finance lease liabilities as of June 30, 2024:

30-Jun-25	$1,141
Thereafter	-
Total	$1,141

NOTE 13 — INCOME TAXES

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

Hongli HK is incorporated in Hong Kong and is subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate is 8.25% on assessable profits up to HK$2,000,000, and 16.5% on any part of assessable profits over HK$2,000,000 on its taxable income generated from operations in Hong Kong. The Company did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong since inception. Additionally, payments of dividends by the subsidiary incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax.

United States

The Company and its Subsidiaries have no presence in the United States and does not conduct business in the United States, accordingly no United States Income Tax should be imposed upon the Company and its Subsidiaries.

PRC

Income Tax

On March 16, 2007, the National People’s Congress of the PRC enacted an Enterprise Income Tax Law (“EIT Law”), under which Foreign Investment Enterprises (“FIEs”) and domestic companies would be subject to EIT at a uniform rate of 25%. The EIT law became effective on January 1, 2008.

The Company’s operating subsidiaries are all incorporated in the PRC and are subject to PRC income tax, which is computed according to the relevant laws and regulations in the PRC. Under the Corporate Income Tax Law of PRC, current corporate income tax rate of 25% is applicable to all PRC companies, including both domestic and foreign-invested companies.

Hongli Shandong obtained its High and New Technology Enterprises (“HNTE”) certificate with a valid period of three years in 2017. Therefore, Hongli Shandong is eligible to enjoy a preferential tax rate of 15% from 2017 to 2020 to the extent it has taxable income under the EIT Law, as long as it maintains the HNTE qualification and duly conducts relevant EIT filing procedures with the relevant tax authority. Hongli Shandong further extended its HNTE qualification at the end of 2020 for another three years. On December 7, 2023, the Company obtained a new certificate of HNTE further extended for another three years.

The current and deferred portions of income tax expense included in the consolidated statements of operations and comprehensive income were as follows:

	For the Six Months Ended June 30,
	2024	2023
Current tax provision	$9,558	$65,591
Deferred tax provision	1,964	-
Income tax expense	$11,522	$65,591

The following table reconciles the statutory rates to the Company’s effective tax rate:

	For the Six Months Ended June 30,
	2024	2023
PRC statutory income tax rate	25.00%	25.00%
Effect of income tax exemptions and reliefs	(10.00)%	(10.00)%
Effect of stock-based compensation	(15.61)%	-%
Effect of additional deduction allowed for tax purposes	0.00%	(7.39)%
Effective tax rate	(0.61)%	7.61%

The tax effects of temporary differences that give rise to the deferred assets and liabilities were as follows:

	June 30,	December 31,
	2024	2023
Deferred Tax Assets and (Liabilities)
Advance payment for professional service	$-	$-
Depreciation and amortization	(7,490)	2,357
Allowance for CECL	15,007	7,916
Valuation allowance	570	-
Deferred tax assets	$8,087	$10,273

Aggregate undistributed earnings of the Company’s subsidiary, VIE and VIE’s subsidiaries located in the PRC that are available for distribution at June 30, 2024 and 2023, and December 31, 2023 are considered to be indefinitely reinvested and accordingly, no provision has been made for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to any entity within the Company that is outside of the PRC.

The Company does not have any present plan to pay any cash dividends on its ordinary shares in the foreseeable future. It intends to retain most of its available funds and any future earnings for use in the operation and expansion of its business. As of June 30, 2024 and December 31, 2023, the Company has not declared any dividends.

As of June 30, 2024 and 2023, the Company had no significant uncertain tax positions that qualify for either recognition or disclosure in the financial statements. As of June 30, 2024, income tax returns for the tax years ended December 31, 2019 through December 31, 2023 remain open for statutory examination by PRC tax authorities.

The uncertain tax positions are related to tax years that remain subject to examination by the relevant tax authorities. Based on the outcome of any future examinations, or as a result of the expiration of statute of limitations for specific jurisdictions, it is reasonably possible that the related unrecognized tax benefits for tax positions taken regarding previously filed tax returns, might materially change from those recorded as liabilities for uncertain tax positions in the Company’s unaudited condensed consolidated financial statements as of June 30, 2024 and December 31, 2023. In addition, the outcome of these examinations may impact the valuation of certain deferred tax assets (such as net operating losses) in future periods. The Company’s policy is to recognize interest and penalties accrued on any unrecognized tax benefits, if any, as a component of income tax expense. The Company does not anticipate any significant increases or decreases to its liability for unrecognized tax benefit within the next twelve months.

According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of income taxes is due to computational errors made by the taxpayer. The statute of limitations will be extended to five years under special circumstances, which are not clearly defined, but an underpayment of income tax liability exceeding $13,760 (RMB100,000) is specifically listed as a special circumstance. In the case of a transfer pricing related adjustment, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion.

Accounting for Uncertainty in Income Taxes

The tax authority of the PRC Government conducts periodic and ad hoc tax filing reviews on business enterprises operating in the PRC after those enterprises have completed their relevant tax filings. Therefore, the Company’s PRC entities’ tax filings results are subject to change. It is therefore uncertain as to whether the PRC tax authority may take different views about the Company’s PRC entities’ tax filings, which may lead to additional tax liabilities.

ASC 740 requires recognition and measurement of uncertain income tax positions using a “more-likely-than-not” approach. The Company’s management has evaluated the Company’s tax positions and concluded that provision for uncertainty in income taxes was not necessary as of June 30, 2024 and 2023.

NOTE 14 — CONCENTRATIONS

Customer concentration risk

For the six months ended June 30, 2024, and 2023, revenue from the Company’s top three customers represented 71% of total revenue for both periods. The largest customer contributed 47% and 42% of total revenue, respectively, while the second largest customer contributed 12% and 22%, respectively. As of June 30, 2024, and 2023, the outstanding accounts receivable balance from the largest customer represented 52% and 50% of total accounts receivable, respectively, and the outstanding accounts receivable from the second largest customer accounted for 12% and 17%, respectively.

Vendor concentration risk

For the six months ended June 30, 2024, and 2023, purchases from a single supplier accounted for 22% and 54% of our total purchases, respectively. As of June 30, 2024, the Company reported an outstanding payable balance of $60,870 with this supplier. As of June 30, 2023, the accounts payable balance to this supplier was $22,620.

Exchange Rate Risks

The Company’s PRC subsidiaries may be exposed to significant foreign currency risks from fluctuations and the degree of volatility of foreign exchange rates between the U.S. Dollar and the RMB. As of June 30, 2024 and December 31, 2023, the RMB denominated cash and cash equivalents approximately to $924,000 and $809,199, respectively.

Concentration of Credit Risks

Financial instruments that potentially subject the Company to concentrations of credit risk are cash and accounts receivable arising from its normal business activities. The Company places its cash in what it believes to be credit-worthy financial institutions. The Company routinely assesses the financial strength of the customer and, based upon factors surrounding the credit risk, establishes an allowance, if required, for uncollectible accounts and, as a consequence, believes that its accounts receivable credit risk exposure beyond such allowance is limited.

The Company’s operations are carried out in the PRC. Accordingly, our business, financial condition, and results of operations may be influenced by the political, economic, and legal environment in the PRC, and by the general state of the economy of the PRC. Our operations in the PRC are subject to specific considerations and significant risks not typically associated with companies in North America. The Company’s results may be adversely affected by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things. Financial instruments which potentially subject us to concentrations of credit risk consist principally of cash and trade accounts receivable. All of our cash is maintained with state-owned banks within the PRC. Per PRC regulations, the maximum insured bank deposit amount is approximately $69,000 (RMB500,000) for each financial institution and for each entity. The Company’s total unprotected cash held in bank amounted to approximately 555,000 and $430,000 as of June 30, 2024 and December 31, 2023, respectively. The Company has not experienced any losses in such accounts and believes the Company is not exposed to any risks on our cash held in bank accounts.

NOTE 15 — RELATED PARTY

The related parties had transactions for the six months ended June 30, 2024 and the year ended December 31, 2023 consist of the following:

Name of the related parties	Nature of the relationship
Jie Liu	CEO of the Company
Yuanqing Liu	Family member of the CEO, Father of the CEO
Ronglan Sun	Family member of the CEO, Mother of the CEO
Hongyu Hao	Family member of the CEO and Vice President of Purchase Department
Huimin Lv	CEO assistant of the Company and Vice President of HR & Administration
Yuanxiang Liu	Family member of the CEO, Uncle of the CEO
Li Liu	Family member of the CEO, Sister of the CEO
Yongqing Dong	Family member of the CEO

Amount due from (due to) a related party:

	June 30,	December 31,
	2024	2023
Jie Liu	$2,941	$350,983
Hongyu Hao	(495)	(68)
Yongqing Dong	(3,077)	(8,862)
Due from (due to) related parties, net	$(631)	$342,053

Balances due from and due to related parties primarily represent monetary advances and repayments made in the normal course of business. During the six months ended June 30, 2024, and 2023, the Company received proceeds of $1,406,772 and $952,309, respectively, from related parties. During the same periods, the Company repaid $1,069,544 and $542,906, respectively, to related parties. In 2023, the Company advanced $351,924 to Mr. Jie Liu, and the amount due from Mr. Jie Liu has been fully repaid as of the date of this report.

In the normal course of business, to secure bank loans, the CEO and family members provided personal guarantees for various loans. The Company did not provide any compensation for these personal guarantees.

NOTE 16 — SHAREHOLDERS’ EQUITY

The shareholders’ equity structures as of June 30, 2024 and December 31, 2023 were presented after giving retroactive effect to the reorganization of the Company that was completed on April 12, 2021. Immediately before and after the reorganization, the shareholders of Hongli Shandong controlled Hongli Group or the Company. Therefore, for accounting purposes, the reorganization is accounted for as a transaction of entities under common control.

Ordinary shares

On February 9, 2021, Hongli Cayman was incorporated in the Cayman Islands. Hongli Cayman issued 97 Ordinary Shares at $0.0001 par value per share to Hongli Development Limited (“Hongli Development”) and issued 3 Ordinary Shares at $0.0001 par value per share to Hongli Technology Limited (“Hongli Technology”).

On March 28, 2022, the Company’s shareholders approved an issuance of 17,999,900 new Ordinary Shares at par value $0.0001 per share, among which, 17,459,903 new Ordinary Shares were issued to Hongli Development and 539,997 new Ordinary Shares were issued to Hongli Technology, which share issuances were equivalent to a forward split of the Company’s outstanding Ordinary Shares at an approximate or rounded ratio of 180,000-for-1 share. As a result, the Company had $50,000 divided into 500,000,000 Ordinary Shares with a par value of $0.0001 per share.

On September 13, 2022, the current existing shareholders of the Company surrendered 1,500,000 Ordinary Shares in total, of which Hongli Development Limited surrendered 1,455,000 Ordinary Shares and Hongli Technology Limited surrendered 45,000 Ordinary Shares, respectively. Furthermore, Hongli Development Limited surrendered another 6,500,000 Ordinary Shares on December 1, 2022. As a result, 10,000,000 Ordinary Shares were issued and outstanding as of December 31, 2022, among which, Hongli Development Limited holds 9,505,000 Ordinary Shares and Hongli Technology Limited holds 495,000 Ordinary Shares, respectively. The shares and per share data are presented on a retroactive basis as if the reorganization, share issuance, and share surrender made by the current existing shareholders of the Company had been in existence from the earliest period presented. The Company issued 2,062,500 Ordinary Shares in connection with the initial public offering closed on March 31, 2023. The Company issued 309,375 Ordinary Shares in connection with the underwriter’s exercise of the over-allotment option on May 2, 2023. On November 23, 2023, Hongli Technology Limited surrendered 133,125 ordinary shares to the Company. As of December 31, 2023 and 2022, the Company’s issued and outstanding ordinary shares were 12,238,750 and 10,000,000 shares, respectively. As of December 31, 2023 and the date of this report, Hongli Development holds 7,516,820 Ordinary Shares.

Initial Public Offering

On March 31, 2023, the Company closed its Offering of 2,062,500 Ordinary Shares at a public offering price of $4.00 per share for total gross proceeds of $8.25 million before deducting underwriting discounts and offering expenses. Net proceeds of the Company’s Offering were approximately $7.2 million. In addition, the Company granted the underwriters a 45-day option to purchase up to an additional 309,375 Ordinary Shares at the public offering price. On May 2, 2023, the underwriter exercised the over-allotment option in full for total gross proceeds of $1,237,500 before deducting underwriting discounts and commissions. Net proceeds of our over- allotment option were approximately $1.1 million. The Company’s Ordinary Shares began trading on the Nasdaq Capital Market under the symbol “HLP” on March 29, 2023.

Share Based Compensation

On May 7, 2024, the Company issued 1,200,000 shares to three employees and officers as part of their 2024 compensation package. The shares were valued at $1.64 per share, based on the closing market price on May 6, 2024. As a result, $1,968,000 was recognized as wages and employment benefits expenses for the six months ended June 30, 2024. Additionally, $120 was recorded as common stock and $1,967,880 as additional paid-in capital in the equity section of the unaudited condensed consolidated financial statements.

NOTE 17 — SURPLUS RESERVE

The surplus reserves in the consolidated balance sheets mainly include the Company’s statutory reserve. In accordance with the relevant laws and regulations of the PRC, the Company is required to set aside at least 10% of its respective after-tax net profits each year determined in accordance with PRC GAAP and if any, to fund the statutory reserve until the balance of the reserve reaches 50% of its respective registered capital. The statutory reserve is not distributable in the form of cash dividends and can be used to make up cumulative prior year losses. During the six months ended June 30, 2024 and 2023, no earnings were appropriated to surplus reserve. The statutory reserve of Hongli Shandong amounted to $370,683 and $370,683 as of June 30, 2024 and December 31, 2023.

NOTE 18 — COMMITMENT

Yingxuan Acquisition

In November 2020, Hongli Shandong signed a letter of intent with Yingxuan Heavy Industry Co., Ltd. (“Yingxuan”) regarding a planned purchase of all of Yingxuan’s assets located in an industrial area, including its use rights of three parcels of industrial land, buildings, facilities and infrastructure (collectively, the “Yingxuan Assets”) for a total consideration of approximately $18.1 million (RMB 125.0 million). During the year ended December 31, 2021, Hongli Shandong paid the deposit of approximately $2.2 million (RMB 15.0 million) from its working capital.

Following the signing of the letter of intent, in January 2021, Hongli Shandong signed asset transfer agreements with Yingxuan regarding the acquisition of the Yingxuan Assets. Pursuant to the asset transfer agreements, Hongli Shandong agreed to pay for the acquisition price in installments for approximately $7.5 million (RMB 52.0 million), $6.8 million (RMB 47.0 million) and $1.6 million (RMB 11.0 million), respectively, by the end of December 31, 2021, 2022 and 2023. The installments bear an annual interest of 7%. However, as mutually agreed, Hongli Shandong did not pay the agreed installment in fiscal year 2021 due to the delay of the acquisition of Yingxuan Assets, and Hongli Shandong made a prepayment of approximately $1.1 million (RMB 7.8 million) in 2021. The title of use rights of two parcels of industrial land, buildings, facilities and infrastructure for consideration of approximately $12.4 million (RMB 85.2 million) were transferred to Hongli Shandong on June 13, 2022.

On May 5, 2023, Hongli Shandong entered into a supplementary agreement with Yingxuan. Based on the mutual agreement between the Hongli Shandong and Yingxuan, the annual interest of 7% was waived as the transfer of Yingxuan Assets was delayed due to the impact of the COVID-19 pandemic and the total consideration was adjusted to approximately $21.9 million (RMB 151.4 million) given effect of the demolition compensation to be assigned to Hongli Shandong. Meanwhile, both parties also agreed that the demolition compensation to be reimbursed by the local government in relation to Yingxuan Assets will belong to the Hongli Shandong.

As of December 31, 2022, Hongli Shandong paid a total of approximately $15.9 million (RMB 109.6 million), among which approximately $3.5 million (RMB 24.4 million) was recorded as prepayment for the purchase of Yingxuan Assets on the consolidated balance sheets. The remaining payments of approximately $6.0 million (RMB 41.8 million) will be paid by up to 30% of the proceeds from the offering and working capital of Hongli Shandong, and it is expected to be paid by December 31, 2023. Pursuant to the supplement agreement, the legal title of the remaining Yingxuan Assets will be transferred to Hongli Shandong within 30 days upon the payment of the remaining $6.0 million (RMB 41.8 million) to Yingxuan.

As of December 31, 2023, Hongli has cumulatively paid Yingxuan approximately $17.2 million (RMB 122.2 million), of which, the real estate and land use rights transferred from Yingxuan to Hongli is approximately $12.0 million (RMB 85.2 million). Hongli has prepaid approximately $5.2 million (RMB 37.0 million). The total amount of assets not yet transferred to Hongli is $9.3 million (RMB 66.2 million). As of December 31, 2023, the remaining balance payable is approximately $4.1 million (RMB 29.2 million). The Company made a payment of approximately $0.3 (RMB 2.0 million) to Yingxuan in January 2024, and the remaining balance payable is approximately $3.7 million (RMB 27.2 million) as of the date of this report.

As of June 30, 2024, acquisition of Yingxuan Assets was summarized as follows:

US $ to RMB exchange rate at June 30, 2024	7.2672

	RMB	US $
Total purchase price	¥151,372,197	$20,829,508
Payments made as of December 31, 2023	122,178,968	16,812,386

Payments made in the six months of 2024	2,000,000	275,209
Total payments made	124,178,968	17,087,595
Remaining payment due	¥27,193,229	$3,741,913

Assets title passed to the Company	¥85,207,329	$11,724,919
Assets title not transferred	¥66,164,868	$9,104,589

NOTE 19 — SUBSEQUENT EVENTS

On August 28, 2024, the Company secured a $1,376,046 (RMB 10,000,000) line of credit from China Minsheng Bank (“CMB”). Subsequently, on August 30, 2024, the Company obtained a $1,376,046 (RMB 10,000,000) short-term loan from CMB, with an annual interest rate of 4.0%, maturing on August 30, 2025. The loan proceeds are exclusively allocated for working capital. As collateral for the loan, the Company pledged accounts receivable valued at $2.45 million (RMB 17.78 million). Additionally, two of the CEO’s family members provided personal guarantees for the loan.

On September 21, 2024, the Company fully repaid a $1,321,004 (RMB 9,600,000) short-term loan to the Agricultural Bank of China (“ABC”). On September 29, 2024, the Company secured a new $1,321,004 (RMB 9,600,000) short-term loan from ABC, with an annual interest rate of 3.90%, set to mature on September 28, 2025. The loan proceeds are designated exclusively for the purchase of raw materials for production. To secure the loan, the Company pledged real property valued at $2.09 million (RMB 14,805,100). Additionally, one of the CEO’s family members provided a personal guarantee for the loan.